UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Vita Coco Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

92846Q107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92846Q107

(1)	Names of reporting persons Reignwood International Investment (Group) Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 444,410
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 444,410

(9)	Aggregate amount beneficially owned by each reporting person 444,410
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.78% (1)
(12)	Type of reporting person (see instructions) OO (Company organized and existing under the laws of Hong Kong)

(1)

Based on the 56,756,005 shares of common stock (the “Common Stock”) of The Vita Coco Company, Inc. (the “Issuer”) outstanding as of November 2, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2022 (the “Q3 Form 10-Q”).

CUSIP No. 92846Q107

(1)	Names of reporting persons Woraphanit Ruayrungruang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Thailand

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 444,410 (2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 444,410 (2)

(9)	Aggregate amount beneficially owned by each reporting person 0 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.78% (3)
(12)	Type of reporting person (see instructions) IN

(2)

Woraphanit Ruayrungruang is the sole director of Reignwood International Investment (Group) Company Limited and, as a result, may be deemed to have voting and dispositive power over any shares held by Reignwood International Investment (Group) Company Limited.

(3)	Based on the 55,924,292 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Q3 Form 10-Q.

Item 1(a).	Name of Issuer

The Vita Coco Company, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

250 Park Avenue South, 7th Floor, New York, NY 10003

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Reignwood International Investment (Group) Company Limited

(ii)	Woraphanit Ruayrungruang

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business office of Reignwood International Investment (Group) Company Limited is Level 96, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

The address of Woraphanit Ruayrungruang is Reignwood Holding Limited Company,

17/625 Saranjai Mansion Tower 2, 23/F, Sukhumvit 6, Klongtoey 10110 Bangkok, Thailand.

Item 2(c).	Citizenship

(i)	Reignwood International Investment (Group) Company Limited is a company organized and existing under the laws of Hong Kong.

(ii)	Woraphanit Ruayrungruang is a citizen of Thailand.

Item 2(d).	Title of Class of Securities

Common Stock, Par Value $0.01 Per Share

Item 2(e).	CUSIP Number

92846Q107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer as of November 2, 2023, as reported in the Issuer’s Q3 Form 10-Q.

Reignwood International Investment (Group) Company Limited is controlled by its sole director, Woraphanit Ruayrungruang. As the sole director of Reignwood International Investment (Group) Company Limited, Woraphanit Ruayrungruang may be deemed to have voting and dispositive power over the shares held by Reignwood International Investment (Group) Company Limited.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒*

*	Represents an exit filing with respect to each reporting person.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 27, 2024

REIGNWOOD INTERNATIONAL INVESTMENT (GROUP) COMPANY LIMITED

By:	/s/ Woraphanit Ruayrungruang
Name:	Woraphanit Ruayrungruang
Title:	Director

WORAPHANIT RUAYRUNGRUANG

/s/ Woraphanit Ruayrungruang

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)